EXHIBIT 99.1

IIJ Announces the Filing of Annual Report on Form 20-F With the U.S. Securities and Exchange Commission

TOKYO, June 28, 2013 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) announces that IIJ has filed its annual report on Form 20-F for the fiscal year ended March 31, 2013 (the "Annual Report") with the U.S. Securities and Exchange Commission. The Annual Report includes IIJ's audited consolidated financial statements prepared under U.S. GAAP as of and for the fiscal year ended March 31, 2013. The Annual Report is available on IIJ's following website:

http://www.iij.ad.jp/en/ir/library/sec/index.html

Shareholders of IIJ may request a hard copy of the Annual Report free of charge by emailing ir@iij.ad.jp.

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States and the United Kingdom. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit IIJ Web site at http://www.iij.ad.jp/en/.

CONTACT: For inquiries, contact:
         IIJ Investor Relations
         Tel: +81-3-5259-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/